CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of July 2005
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: July 30, 2005	By	/s/ JAIME ALBERTO VELÁSQUEZ B.

		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

COMPLETION OF THE MERGER BETWEEN
BANCOLOMBIA, CONAVI AND CORFINSURA (post spin-off)
The merger between BANCOLOMBIA, CONAVI and CORFINSURA (post spin-off) was completed today, by issue of public deed No. 3974 of Notary Public 29 of Medellín.
As a result of the merger, BANCOLOMBIA, as the surviving entity, acquired all of the assets, rights, liabilities and obligations of CONAVI and CORFINSURA, entities that will be dissolved without being liquidated.
BANCOLOMBIA will request publication of the public deed in the commercial register of the Chamber of Commerce of Medellín on August 1, 2005.
In order to comply with the terms of Article 9 of Resolution 571 of July 14, 2005 issued by the Colombian Superintendency of Securities, we hereby disclose the estimated assets, liabilities and shareholders’ equity of the merged institution, as of June 30, 2005.

	UNCONSOLIDATED BANCOLOMBIA	CONSOLIDATED BANCOLOMBIA*
	(POST-MERGER)	(POST-MERGER)
GROSS LOANS	$12,899,409	$17,552,400
ASSETS	$22,431,453	$28,569,300
DEPOSITS	$13,391,143	$17,199,275
LIABILITIES	$19,637,138	$25,619,316
SHAREHOLDERS’ EQUITY	$2,794,315	$2,949,984
(In millions of Colombian pesos)

*	BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock.
NUMBER OF SHARES AND ENTERPRISE VALUE

Total number of shares of BANCOLOMBIA (Not considering cash payments for fractional shares)	727,829,109

Enterprise Value of each share, calculated based on the data of the merged entity as of June 30, 2005	COP$3,839.25